UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 102, 23-1 Wanghai Road

Xiamen Software Park Phase 2

Siming District, Xiamen City, Fujian Province 361008

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Pop Culture Group Co., Ltd (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) solely to correct an inadvertent clerical error in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 7, 2021 (the “Original Form 6-K”). The sentence “Annual compensation is $600,000, payable in U.S. dollars” in Schedule A to Exhibit 10.1 to the Original Form 6-K is hereby corrected to “Annual compensation is $60,000, payable in U.S. dollars” in Schedule A to Exhibit 10.1 to this Amendment.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: January 6, 2022	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement dated December 1, 2021 by and between Pop Culture Group Co., Ltd and Renrong Zhu

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